UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated November 14, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863



MARKET RELEASE

Sibanye-Stillwater releases Competent Person's Report on its US PGM assets

Salient features

- Maiden PGM Mineral Resource declaration under SAMREC Code - 80.8 million 2E*oz at an average grade of 16.8g/t
- Updated PGM Mineral Reserves increase by 5% from 2016 declaration, to 22.2 million 2Eoz at a grade of 16.3g/t
- Based on the preferred Income Approach[1] in accordance with the SAMVAL code, the valuation for the US PGM assets is US$ 2.7 billion

Johannesburg, 14 November 2017: Sibanye-Stillwater is pleased to advise that a Competent Person's Report (CPR) on its US PGM mineral assets, located in Montana, United States of America ("US PGM assets"), has been completed by the Mineral Corporation Consultancy (Pty) Limited and is now available on its website: www.sibanyestillwater.com.

The report, with an Effective Date of 31 July 2017, has been compiled in terms of the 2016 edition of the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the "SAMREC Code")and the 2016 edition of the South African Code for the Reporting of Mineral Asset Valuation (the "SAMVAL Code").

A PGM Mineral Resource of 80.8 Million 2E ounces at a grade of 16.8g/t has been declared for the first time for the US PGM assets under the SAMREC Code. The Mineral Resource comprises 49.4 Million 2E ounces at a grade of 16.6g/t in the Inferred category and 31.3 Million 2E ounces at a grade of 17.0g/t in the Measured and Indicated categories. PGM Mineral Reserves of 22.2 Million 2E ounces at a head grade of 16.3g/t have been declared, a 5% increase from those declared by the Stillwater Mining Company ("Stillwater") in 2016. Mineral Reserve grades have remained consistent year-on-year, reaffirming the quality of the US PGM assets acquired by Sibanye-Stillwater in May 2017. Mineral Reserve economic viability testing was based on three year trailing average commodity prices as per the US Securities and Exchange Commission (SEC) guideline. This includes a US$704 palladium price and US$1,047/oz platinum price assumed. The average 2E prill split at the US PGM operations is 78% palladium to 22% platinum.

The CPR includes a SAMVAL Code compliant Mineral Asset valuation of the US PGM assets.

On the basis of the Income Approach[1], underpinned by a discounted cash flow model, a value of US$2.7 billion (post tax, but pre-financing) has been established for the US PGM assets, (assuming a real discount rate of 5% for the US region), which compares favourably to the US$2.2 billion equity price paid for Stillwater. For valuation purposes, the average real palladium price of US$888/oz from 2018-2021 (thereafter a real long term price of US$850/oz) and an average real platinum price of US$1,133/oz from 2018-2021 (thereafter a real long term price of US$1,150/oz) have been assumed.

Sibanye-Stillwater's CEO, Neal Froneman commented: "The outcome of the CPR confirms the value accretive nature of the transaction and our decision to purchase Stillwater. It is also exciting to note that there is still further value upside from the very substantial mineral resource base and other non-core assets acquired along with the US PGM assets."

The CPR has been published as per an undertaking to the JSE Limited which was recorded in the acquisition circular (posted on 20 March 2017), which included an executive summary of The US Competent Person's Guide 7 Report on Stillwater, compiled in terms of Industry Guide 7 published by the SEC, and not the SAMREC Code.

For more detailed information, please refer to the detailed CPR on our website at https://www.sibanyestillwater.com/investors/transactions/stillwater-acquisition/publications.

Note: Units are displayed in metric terms
*2E consists of palladium and platinum
[1] The SAMVAL Code describes the Income Approach valuation approach as follows: The Income Approach relies on the 'value-in-use' principle and requires determination of the present value of future cash flows over the useful life of the Mineral Asset. It provides an indication of value by converting future cash flows to a single current capital value. For the estimation of Market Value, the present value capitalisation shall be generated using a discount rate derived from market conditions. The Income Approach is most often applied to properties in development or production.

Ends.

Investor relations contact:
James Wellsted
Tel: +27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

COMPETENT PERSONS' AND COMPETENT VALUATOR'S STATEMENT
The Lead Competent Persons for Mineral Resources and Mineral Reserves and the Competent Valuator are employees of Mineral Corporation Consultancy (Pty) Limited and consent to the publication of this announcement and the CPR for the US PGM assets as at 31 July 2017. Mineral Corporation Consultancy (Pty) Limited is an independent technical advisory and consulting firm based in Johannesburg, South Africa. The Lead Competent Person with responsibility for reporting Mineral Resources is Coniace Madamombe and the Lead Competent Person with responsibility for reporting Mineral Reserves is Jonathan Buckley. Coniace and Jonathan are Competent Persons as defined by the SAMREC Code and have sufficient experience relative to the type and style of mineral deposit under consideration. John Murphy is the Competent Valuator as defined by the SAMVAL Code, by way of qualifications and relevant experience. The Competent Persons' and Competent Valuator's consent and confirmation signatures are presented in the Competent Person's Report.

Competent Persons responsible for the estimation of the Mineral Resources and Mineral Reserves for the US PGM assets are employees of Stillwater and consent to the publication of this announcement and the CPR for the US PGM assets as at 31 July 2017. The Competent Persons responsible for the estimation of the Mineral Resources are Jennifer Evans, Jim Dahy and Michael Koski. The Competent Person responsible for the estimation of the Mineral Reserves is Brent LaMoure. Jennifer, Jim, Michael and Brent are Competent Persons as defined by the SAMREC Code and have sufficient experience relative to the type and style of mineral deposit under consideration.

FORWARD LOOKING STATEMENTS
This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995, including the statements related to expected production volumes. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: November 14, 2017

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer